Exhibit 99.77M

On September 28, 2017, the Board of Trustees (the “Board”) of John Hancock Funds III, of which John Hancock Small Company Fund (“Small Company”) is a series, voted to recommend that the shareholders of Small Company approve a reorganization, that is expected to be tax-free, of Small Company into John Hancock Small Cap Core Fund (“Small Cap Core” and, together with Small Company, the “Funds”), a series of John Hancock Investment Trust, as described below (the “Reorganization”). Shareholders of record as of November 1, 2017, will be entitled to vote on the Reorganization.

Under the terms of the Reorganization, subject to shareholder approval at a shareholder meeting scheduled to be held on or about January 26, 2018, Small Company would transfer all of its assets to Small Cap Core in exchange for shares of Small Cap Core. Small Cap Core would also assume substantially all of Small Company’s liabilities. The shares of Small Cap Core would then be distributed to Small Company’s shareholders, and Small Company would be terminated. If approved by Small Company’s shareholders, the Reorganization is expected to occur as of the close of business on or about February 16, 2018 (the “Closing Date”). Further information regarding the proposed Reorganization will be contained in a combined proxy statement and prospectus (the “Proxy Statement/Prospectus”), which is scheduled to be mailed to Small Company’s shareholders on or about November 17, 2017.

Small Company will remain open to purchases and redemptions from existing shareholders until the Closing Date. Small Company will not accept orders from new investors to purchase shares of Small Company, effective as of the close of business on October 31, 2017. However, discretionary fee-based advisory programs that include Small Company as an investment option as of the close of business on October 31, 2017, may continue to make Small Company shares available to new and existing accounts.

Prior to the Reorganization, any dividends paid will be paid in accordance with the current dividend option of an account; accounts in which the dividend reinvestment option has been chosen will receive any dividends in the form of additional shares of Small Company.

To satisfy an Internal Revenue Service requirement, Small Company hereby designates the maximum amount of the net long term gains earned as a capital gain dividend, if any, with respect to Small Company’s final taxable year. Please refer to Form 1099-DIV for tax reporting purposes.